UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-40086

CUSIP NUMBER: G7185A128

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Portage Biotech Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

Clarence Thomas Building, P.O. Box 4649

(Address of Principal Executive Office (Street and Number))

Road Town, Tortola

British Virgin Islands, VG1110

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Portage Biotech Inc. (the “Company”) is unable to file, without unreasonable effort or expense and within the prescribed time period, its Annual Report on Form 20-F for the fiscal year ended March 31, 2024 (the “Form 20-F”), due to the completion of fair value assessments of certain of its assets and liabilities.

The Company expects to file the Form 20-F within the extension period of 15 calendar days as provided under Rule 12b-25 under the U.S. Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Allan Shaw	917	741-1856
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

The Company anticipates a full impairment of in-process research and development (“IPR&D”) resulting in charges totaling approximately $81.5 million for the year ended March 31, 2024, which is attributable to the full impairment of the invariant Natural Killer T-cells (iNKT cells) platform and adenosine receptor antagonist platform related to iOx Therapeutics Ltd. and Tarus Therapeutics, LLC (subsidiaries of the Company) IPR&D, respectively. There was approximately $107.8 million goodwill and IPR&D impairment charge for the prior year ended March 31, 2023. The decrease in year-over-year impairment charges is primarily attributable to the decrease in the expected net loss for the year ended March 31, 2024. This estimate of IPR&D impairment charge for the year ended March 31, 2024 is preliminary and subject to completion. As a result, this unaudited preliminary financial information reflects the Company’s preliminary estimate with respect to such information, based on information currently available to management, and may vary from the Company’s actual financial results as of March 31, 2024. The unaudited preliminary IPR&D impairment charge included herein has been prepared by, and is the responsibility of, management.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future circumstances, conditions, performance and results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions are intended to identify forward-looking statements. There is no guarantee that the expected events or results will actually occur. The statements are based on many assumptions and factors, including the risk that the completion and filing of the Form 20-F will take longer than expected. The Registrant undertakes no commitment to update or revise forward-looking statements except as required by law.

Portage Biotech Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 31, 2024	By	/s/ Ian Walters, MD, MBA
Name: Ian Walters, MD, MBA
Title: Chief Executive Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).